SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                Noel Group Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                   655260107
                                 (CUSIP Number)

                               September 24, 1998
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / /  Rule 13d-1(b)
     /X/  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655260107

1.   Name of Reporting Person:

     HBK Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: 1,405,500 (1)(2)(3)
Number of
Shares
Beneficially   6.   Shared Voting Power: 692,200 (3)(4)(5)
Owned By
Each
Reporting      7.   Sole Dispositive Power: 1,405,500 (1)(2)(3)
Person
With
               8.   Shared Dispositive Power: 692,200 (3)(4)(5)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,097,700 (1)(2)(4)(5)

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 10.2%


12.  Type of Reporting Person: PN

--------------
(1) Includes 1,032,800 shares purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such shares.

(2) Includes 372,700 shares purchased by HBK Offshore Fund, Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Offshore Fund, Ltd. Accordingly, HBK Offshore Fund, Ltd. has no beneficial ownership of such shares.

(3) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(4) Includes 40,050 shares purchased by HBK Main Street Investments L.P. HBK Investments L.P. has shared voting and dispositive power over these shares pursuant to an Amended and Restated Management Agreement.

(5) Includes 652,150 shares purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these shares pursuant to an Amended and Restated Management Agreement.

CUSIP No. 655260107

1.   Name of Reporting Person:

     HBK Main Street Investments L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 40,050 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 40,050 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     40,050

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.2%


12.  Type of Reporting Person: PN

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments pursuant to an Amended and Restated Management
          Agreement.

CUSIP No. 655260107

1.   Name of Reporting Person:

     HBK Finance L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Delaware


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 652,150 (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 652,150 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     652,150

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 3.2%


12.  Type of Reporting Person: BD

--------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C. Power is shared with HBK Investments pursuant to an Amended and Restated Management
          Agreement.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated March 26, 1998 (the "Schedule 13G"), relating to the Common Stock, par value $.10 per share, of Noel Group Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(b).     Address of Principal Business Office, or if None, Residence.

     Item 2(b) is hereby amended and restated in its entirety as follows:

     The principal business office for each of the Item 2 Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety as follows:

     (a) - (b)

     Reporting Person

     Pursuant to an Investment Management Agreement with HBK Securities Ltd. ("Securities"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 1,032,800 shares of the Stock held by Securities, which constitutes approximately 5.0% of the outstanding shares of the Stock. Also, pursuant to an Investment Management Agreement with HBK Offshore Fund, Ltd. ("Offshore"), Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 372,700 shares of the Stock held by Offshore, which constitutes approximately 1.8% of the outstanding shares of the Stock. In addition, pursuant to an Amended and Restated Investment Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 40,050 shares of the Stock owned by Main Street, which constitutes approximately 0.2% of the outstanding shares of the Stock. Further, pursuant to such Amended and Restated Management Agreement, Investments may, pursuant to Rule 13d-3(a), be deemed to be the beneficial owner of 652,150 shares of the Stock held by Finance, which constitutes approximately 3.2% of the outstanding shares of the Stock.

     Pursuant to Rule 13d-3(a), Main Street is the beneficial owner of 40,050 shares of the Stock, which constitutes approximately 0.2% of the outstanding shares of the Stock.

     Pursuant to Rule 13d-3(a), Finance is the beneficial owner of 652,150 shares of the Stock, which constitutes approximately 3.2% of the outstanding shares of the Stock.

     Controlling Persons

     Because of its position as the sole general partner of Investments, Partners II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,097,700 shares of the Stock, which constitutes approximately 10.2% of the outstanding shares of the Stock.

     Each of (1) Fund, as sole general partner of Main Street and Finance,
(2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 692,200 shares of the Stock, which constitutes approximately 3.4% of the outstanding shares of the Stock.

     Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 2,097,700 shares of the Stock, which constitutes approximately 10.2% of the outstanding shares of the Stock.

     To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Persons

     Pursuant to an Investment Management Agreement with Securities, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of 1,032,800 shares of the Stock. Also, pursuant to an Investment Management Agreement with Offshore, and acting through its general partner, Partners II, Investments has the sole power to vote or direct the vote and to dispose or to direct the disposition of 372,700 shares of the Stock. In addition, pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 40,050 shares of the Stock held by Main Street. Further, pursuant to such Amended and Restated Management Agreement, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 652,150 shares of the Stock held by Finance.

     Main Street has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 40,050 shares of the Stock.

     Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 652,150 shares of the Stock.

     Controlling Persons

     Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,405,500 shares of the Stock and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 692,200 shares of the Stock.

     Acting through its general partner, Capital, and in its capacity as the general partner of Main Street and Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 692,200 shares of the Stock.

     Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 692,200 shares of the Stock.

     Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 692,200 shares of the Stock.

     In its capacity as the general partner of Partners I and Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,700 shares of the Stock.

     Managers

     In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,700 shares of the Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     September 30, 1998



                              HBK INVESTMENTS L.P.


                              By: /s/ Harlan B. Korenvaes
                                  Harlan B. Korenvaes,
                                   Authorized Signatory



                              HBK MAIN STREET INVESTMENTS L.P.


                              By: /s/ Harlan B. Korenvaes
                                  Harlan B. Korenvaes,
                                   Authorized Signatory



                              HBK FINANCE L.P.


                              By: /s/ Harlan B. Korenvaes
                                  Harlan B. Korenvaes,
                                   Authorized Signatory

EXHIBIT INDEX

EXHIBIT             DESCRIPTION

99.1      Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.